FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE SA

Announcement

Election of an independent, non-executive Director

At its meeting of 28 August 2008 National Bank’s Board of Directors unanimously elected Mr. Panagiotis K. Drossos, economist, residing at Pefki (Attiki), as an independent, non-executive Director.  Mr. Drossos was elected in replacement of Mr. Ploutarchos Sakellaris, who resigned, for a term equal to the remaining term of office of the latter, i.e. until NBG’s AGM of 2010, pursuant to article 18, par. 7 of the Companies Act and article 18 par. 3 of NBG’s Articles of Association.

Athens, 29 August 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date: 3rd September, 2008

Vice Chairman - Deputy Chief Executive Officer